Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

4 Year Autocallable Nasdaq Generations 5™ Index Securities

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Index:	Nasdaq Generations 5™ Index (Ticker: NDXGEN5™)
Pricing date:	August 30, 2024
Valuation dates:	September 2, 2025, August 31, 2026, August 30, 2027 and August 30, 2028 (the "final valuation date")
Maturity date:	September 5, 2028
Automatic early redemption:	If, on any valuation date prior to the final valuation date, the closing level of the index is greater than or equal to the initial index level, the securities will be automatically redeemed for $1,000 plus the applicable premium
Premium:	8.00% to 9.00% of the stated principal amount per annum*
CUSIP / ISIN:	17332MMP6 / US17332MMP67
Initial index level:	The closing level of the index on the pricing date
Final index level:	The closing level of the index on the final valuation date
Index return:	(final index level - initial index level) / initial index level
Return amount:	• If the final index level is **greater than** the initial index level: $1,000 × index return × upside participation rate • If the final index level is **less than or equal to** the initial index level: $0
Upside participation rate:	350%
Payment at maturity (if not autocalled):	$1,000 + return amount (if any) If the securities are not automatically redeemed prior to maturity and the final index level is less than or equal to the initial index level, you will be repaid your stated principal amount at maturity but will not receive any premium or return amount. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing supplement:	Preliminary Pricing Supplement dated July 29, 2024

*The actual premium applicable to each valuation date prior to the final valuation date will be determined on the pricing date.

**Assumes that the premium applicable to each valuation date prior to the final valuation date will be set at the lowest value indicated in this offering summary.

***Assumes the securities have not been redeemed prior to maturity.

Hypothetical Payment at Automatic Early Redemption**

Valuation Date	Premium	Hypothetical Payment at Automatic Early Redemption
September 2, 2025	8.00%	$1,080.00
August 31, 2026	16.00%	$1,160.00
August 30, 2027	24.00%	$1,240.00

If the closing level of the Index is not greater than or equal to the initial index level on any valuation date prior to the final valuation date, then the securities will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity***


The Underlying Index
The Securities
$1,000.00 Stated Principal Amount
$1,000.00 Stated Principal Amount plus Return Amount
Payment at Maturity per Security
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Index Return

Key Features of the Index • Sponsored by Nasdaq, Inc. and launched on August 11, 2022. • Tracks the performance of a hypothetical investment portfolio (“ Index Portfolio ”) composed of the Nasdaq - 100® Total Return Index (“ XNDX TM ”), the Nasdaq Next Generation 100 Total Return Index® (“ NGXT TM ”), a 10 - year US Treasury futures index and/or a 2 - year US Treasury futures index and uninvested cash, where the weights of those constituents within the Index Portfolio are adjusted daily at the market close in an attempt to maintain an overall volatility of the Index at 5%. • The Index Portfolio consists of the following allocations: • Equity Allocation: The Equity Allocation consists of two equity indices, XNDX TM and NGXT TM , with 70% of the Equity Allocation allocated to XNDX TM and 30% of the Equity Allocation allocated to NGXT TM . XNDX TM is composed of stocks of 100 of the largest non - financial companies listed on the Nasdaq Stock Market, and NGXT TM is composed of stocks of the 100 largest non - financial companies listed on the Nasdaq Stock Market that are not included in XNDX TM . Both are modified market capitalization - weighted indices, which means that larger companies have greater weights within each index, subject to certain weight caps. • Fixed Income Allocation: The Fixed Income Allocation consists of the Citi 10Y US Treasury Futures Market Tracker Index (the “ 10Y Index ”) and/or the Citi 2Y US Treasury Futures Market Tracker Index (the “ 2Y Index ”). The Fixed Income Allocation will consist solely of the 10Y Index unless the returns of XNDX TM and the 10Y Index have become correlated to a relatively high degree compared to the degree of correlation of their returns over the prior year, in which case the Fixed Income Allocation will consist solely of the 2Y Index, subject to averaging between the two during a transition period and subject to a stop - loss mechanic that will reduce the weight of the applicable index to zero if its value has fallen below its 200 - day moving average for 10 consecutive days. Each of the 10Y Index and the 2Y Index tracks the performance of a hypothetical investment, rolled quarterly, in a near - maturity US Treasury note futures contract referencing US Treasury notes with a remaining term to maturity of between 6.5 years and 10 years (in the case of the 10Y Index) or between 1.75 years and 2 years (in the case of the 2Y Index). • Uninvested Allocation: The Index may allocate a portion of the Index Portfolio to hypothetical uninvested cash, which generates no return. The Index will allocate a portion of the Index Portfolio to the Uninvested Allocation when the weights assigned to the Equity Allocation and the Fixed Income Allocation together sum to less than 100%, and the Index is likely to allocate a portion of the Index Portfolio to the Uninvested Allocation when the weight of the constituent(s) then making up the Fixed Income Allocation has been reduced to zero pursuant to the stop - loss mechanic referenced above. • The Index seeks to maintain its volatility target by utilizing a proprietary volatility - targeting methodology developed by Salt Financial LLC. • The Index may employ up to 150% leverage. • The Index is an excess return index, which means that the performance of its constituents will be reduced by an implicit financing cost. • The Index performance is also reduced by an index fee of 0.50% per annum. Selected Risks • You may not receive any return on your investment in the securities . • The securities do not pay interest. • The term of the securities may be as short as one year . • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • Sale of the securities prior to maturity may result in a loss of principal. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date is less than the issue price. For more information about the estimated value of the securities, see the pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The Index is likely to significantly underperform equities in rising equity markets. The Index seeks to allocate as much weight to the Equity Allocation as would be consistent with maintaining its volatility target of 5%. In general, however, it is expected that the Index will be required to have a significantly greater allocation to the Fixed Income Allocation than to the Equity Allocation in most circumstances to maintain its volatility target. The Index may also at times have a significant allocation to the Uninvested Allocation, on which no interest or other return will accrue. • The Equity Allocation may underperform the broader equity market. The stocks included in the Equity Allocation may not be representative of the broader equity market, and as a result their performance could be materially worse than that of the broader equity market. • The Equity Allocation and the Fixed Income Allocation may offset each other, dampening Index returns. • The Index is likely to have significant exposure at all times to the Fixed Income Allocation, which has limited return potential and significant downside potential, particularly in times of rising interest rates. • The Index is an “excess return” index, which means that the performance of its underlying constituents will be reduced by an implicit financing cost. The negative impact of the implicit financing cost will increase if market interest rates rise. • The Index may fail to maintain its volatility target. • The performance of the Index will be reduced by an index fee. • The Index was launched on August 11, 2022 and, therefore, has a limited performance history. • The Index follows fixed rules and will not be actively managed. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the preliminary pricing supplement and index supplement for a more complete description of risks relating to the securities. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.